SCHEDULE 14A
                                 (Rute 14A-101)
                     INFORMATION REQUIRED IN PROXY STATEMENT
                            SCHEDULE 14A INFORMATION
                Proxy Statement Pursuant to Section 14 (a) of the
                         Securities Exchange Act of 1934
                                (Amendment No. )

Filed by the Registrant [ ] Filed by a Party other than the Registrant [ ] Check the appropriate box: Preliminary Proxy Statement [] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e) (2) [ ] Definitive Proxy statement [x] Definitive Additional Materials [ ] Soliciting Material Pursuant to Rule 14a-11 (c) or Rule 14a-12

                               WAYNE BANCORP, INC.
-------------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)

                     COMMITTEE TO PRESERVE SHAREHOLDER VALUE
-------------------------------------------------------------------------------
(Name of Person (s) filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
[        ] $125 per Exchange Act Rules 0-11 (c) (1)(ii), 14a-6(1),  14a-6(i) (2)
         or Item 22 (a) (2) of Schedule 14A.
[ ] $500 per each party to the controversy pursuant to Exchange Act Rule 14a-6 (I) (3).
[  ] Fee computed on table below per Exchange Act Rules 14 (a)-6(i) (4) and
     0-11.

         1) Title of each class of securities to which transaction applies:

         ----------------------------------------------------------------------

         2) Aggregate number of securites to which transaction applies:

         ----------------------------------------------------------------------
         3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

         ----------------------------------------------------------------------
         4) Proposed maximum aggregate value of transaction:

         ----------------------------------------------------------------------

         5) Total Fee Paid:
         ----------------------------------------------------------------------
[  ]  Fee paid previously with preliminary materials.

-------------------------------------------------------------------------------
[  ]     Check box if any part of the fee is offset as provided by Exchange Act
Rule 0-11(a) (2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         1) Amount Previously Paid:

         ----------------------------------------------------------------------
         2) Form, Schedule or Registration Statement No.:

         ----------------------------------------------------------------------
         3) Filing Party:

         ----------------------------------------------------------------------
         4) Date Filed:

         ----------------------------------------------------------------------

                               WAYNE BANCORP, INC.
                                ----------------

                         SPECIAL MEETING OF STOCKHOLDERS
                                JANUARY 30, 1997
                               -------------------

                          PROXY STATEMENT OF THE WAYNE
                           BANCORP, INC. COMMITTEE TO
                           PRESERVE SHAREHOLDER VALUE
                              [OPPOSES THE BOARD OF
                        DIRECTORS OF WAYNE BANCORP, INC.]


         This Proxy Statement and Gold proxy card are being furnished to holders of the common stock (the "Stockholders"), par value $.01 per share (the "Common Stock") of Wayne Bancorp, Inc., (the "Company") a Delaware Corporation , in connection with the solicitation of proxies (the "Proxy Solicitation") by the Wayne Bancorp, Inc. Committee to Preserve Shareholder Value (the "Committee"). The Special Meeting of Stockholders is to be held on January 30, 1997 at 2:00 p.m. Eastern Time, at 1195 Hamburg Turnpike, Wayne, New Jersey (the "Special Meeting"). Stockholders who own the Common Stock on December 2, 1996 will be entitled to vote ("Special Meeting Record Date").

         At the Special Meeting, the Company will be seeking approval of the 1996 Wayne Bancorp, Inc. Stock Based Incentive Plan ("Incentive Plan").

         The Committee members own approximately nine percent (9%) of the Company's outstanding Common Stock and is soliciting the votes of other Stockholders to defeat the Incentive Plan as now proposed, unless the Company amends the Incentive Plan to provide that no shares are issued until at least the Company's next Annual Meeting of Stockholders, which most likely will occur on April 30, 1997, at which time the Stockholders will be able to better evaluate whether the Directors' and management's performance has earned them performance compensation.

         The Committee consists of Seidman and Associates, L.L.C. ("SAL"), a New Jersey Limited Liability Company; Seidman and Associates II, L.L.C. ("SAL II"); Seidman Investment Partnership, L.P.; ("SIP"), a New Jersey Limited Partnership; Lawrence B. Seidman ("Seidman"), individually; The Benchmark Company, Inc. ("TBCI"), a New York Corporation; Benchmark Partners, LP ("Partners"), a Delaware Limited Partnership; Richard Whitman ("Whitman"), individually; Lorraine DiPaolo ("DiPaolo"), individually (hereinafter collectively referred to as the "Committee"). This Proxy Statement and GOLD proxy card are being first mailed or furnished to Stockholders on or about January 8, 1997.

         Your vote is important, no matter how many or how few shares you hold. We hope you will agree with the Committee's goal of preserving shareholder value by not giving performance awards before the performance can be measured. If you agree, sign, date, and return the GOLD proxy card. Remember, your last dated proxy is the only one which counts, so return the GOLD card even if you delivered a prior proxy. We urge you not to return any proxy card sent to you by the Company.

         If your shares are held in the name of a brokerage firm, bank, or nominee, only they can vote your shares and only upon receipt of your specific instructions. Accordingly, please return the GOLD proxy card in the envelope provided by your Bank or Broker or contact the person responsible for your account and give instructions for such shares to be voted.

         If your shares are registered in more than one name, the GOLD proxy card must be signed by all such persons to ensure that all shares are voted for the Committee's position.

         Holders of record of shares of Common Stock on the Special Meeting Record Date are urged to submit a proxy even if such shares have been sold after that date. The number of shares of Common Stock outstanding as of the Special Meeting Record Date is 2,231,383. Each share of Common Stock is entitled to one vote at the Special Meeting. In order for the Company's Incentive Plan to be presently approved, shareholders owing a majority of the outstanding Common Stock must vote for the Incentive Plan.

         If you have any questions or need assistance in voting your shares, please call:

                           Beacon Hill Partners, Inc.
                                 90 Broad Street
                            New York, New York 10004
                         (Call Toll Free (800) 755-5001)

                           THE COMMITTEE'S POSITION ON
                         PERFORMANCE STOCK COMPENSATION

         The Committee does not object to, and is in favor of, directors and officers receiving performance based stock compensation awards. However, the Committee objects to the Incentive Plan because it rewards management before positive performance is demonstrated. The Committee would have endorsed the Incentive Plan if the Company had agreed not to award any shares until the Stockholders could evaluate the performance of the directors and management and then vote on awards that are matched to the performance.

                          WHAT THE COMMITTEE IS SEEKING

         The Committee does not want any officer or director to receive any performance related stock award until the performance of the present directors and management can be evaluated. Simply stated:

                   OUR INTENTION IS TO PRESERVE VALUE FOR ALL
                      STOCKHOLDERS. IF THE COMPANY DOES NOT
                   PERFORM, THE OFFICERS AND DIRECTORS SHOULD
                    NOT RECEIVE REWARDS FOR BAD PERFORMANCE!


                      MANAGEMENT AND THE DIRECTORS ARE NOW
                         SEEKING PERFORMANCE AWARDS FOR
                         THEMSELVES BEFORE THEY PERFORM

         Stock Options: The Incentive Plan if approved by the Stockholders, authorizes the granting of 223,138 option shares ("Options"). If approved, the Board of Directors intend to immediately grant 140,577 Option shares to employees (including executive officers) and 66,941 shares to outside directors and the director emeritus. Options for 15,620 shares will be reserved and available under the Incentive Plan for future grant to directors, directors emeritus, and/or employees. These Options will vest twenty (20%) percent per year for five (5) years, commencing one year from the date of grant. As the Company disclosed, the exercise of these Options may have a dilutive effect on the holdings of the present Stockholders.

         The Company wants to immediately grant approximately ninety-three (93%) of these Options to reward employees for yet-to-be-achieved outstanding performance without conditioning the employee's right to keep these Options upon a pre-determined performance standard. Therefore, except for termination for cause, even if an employee's performance does not aid the Company's growth, he/she will still keeps the Options. If the Options were issued after the performance was evaluated, or were conditioned upon a prescribed standard, employees would be required to truly earn their performance award.

         In the opinion of the Committee the granting of the Options may reduce the price each Stockholder would receive from a potential acquirer of the Company.

         Stock Awards - Issuance of Free Stock to Employees and Directors: The Incentive Plan, if approved by the Stockholders authorizes the granting of 89,255 Stock Awards to the Company's employees and directors. The Committee believes the Company will re-purchase the 89,255 Stock Award shares (1) in the public market which will cost the Company approximately $1,283,040.(2) The Committee's belief is based upon the prior experience of many other over-capitalized thrifts, however the Company maay not purchase the shares in the open market but may issue additional shares. In addition, the recipient of the award shares shall also be entitled to receive cash and stock dividends and can direct the voting of such granted shares. Immediately after purchase of the shares the Company will give (for free) 79,436 Stock Award shares to certain executive officers and directors. These shares will vest twenty percent (20%) per year for five (5) years commencing one year from the date of grant.

         The Company's proxy statement disclosed that the vesting of the Stock Awards may also be made contingent upon the attainment of certain performance goals, by the Company, its wholly owned subsidiary or grantee. These performance goals will be established by a committee of persons, some of whom may be the recipients of these awards.

         The Stockholders are now being asked to vote to approve these Stock Awards, the purchase of which will cost the Company approximately $1,282,040, but the Company is refusing to tell us what the performance goals are which would entitle a person to retain the Stock Awards.

         THE COST OF THE STOCK AWARDS WILL RESULT IN A BOOK VALUE REDUCTION OF EACH SHARE IN THE AMOUNT OF APPROXIMATELY $.57.

(1)The Company has the authority to issue authorized but unissued shares.
(2) Based upon the closing price of $14.375 per share for the Common stock on December 2, 1996.


                           THIS WILL NOT BE THE FIRST
                  TIME THE COMPANY HAS REWARDED NON-PERFORMANCE

                         RETIRED PRESIDENT PAID $785,000

         On or about September 6, 1996, Mr. Vanderberg resigned as President and Chief Executive Officer of the Company. The information the Company sent to shareholders claimed Mr. Vanderberg resigned 2 1/2 months after the Company went public because of a temporary treatable medical condition. The Company then owned by us Stockholders, paid Mr. Vanderberg approximately $785,000.00. This payment cost each shareholder approximately $.35 per share. Was this generosity prudent? Did this payment enhance the value of our shares, or even do anything to preserve the value of the shares?

         HOW WOULD YOU LIKE TO BE GIVEN $256,608.00 WORTH OF FREE STOCK?

         Ms. O'Connell replaced Mr. Vanderberg and become the President and Director of the Company and President and Chief Executive Officer and Director of the Company's banking subsidiary. She has been in this position for approximately 2 1/2 months. She has not yet demonstrated that she has the ability to provide the Stockholders an adequate return on their investment because of this short time period. Nevertheless, the Company wants to grant her 17,851 Stock Awards presently worth $256,608.00 and 44,627 Option shares.

         The Committee does not know if Ms. O'Connell will be successful or not. The Committee supports the use of incentive stock programs, which reward management for providing shareholders with significant returns on their share ownership. The Committee only objects to the giving of these rewards before performance, since it is impossible: (i) to determine if the management has earned the right to receive an incentive award; and (ii) to match the reward to the performance.

         What makes the Company's Incentive Plan even more troubling is that the Company says that the Stock Awards will be tied to a performance standard but refuses to describe the standard. If the standard was reasonable, and related to both Options and Stock Awards, the Committee may not object to the Incentive Plans.

                           THE COMMITTEE PARTICIPANTS

         The participants who comprise the Committee own in the aggregate 201,000 shares of Common Stock, representing approximately 9.00% of the shares outstanding and are as follows:

         i. SAL is a New Jersey Limited Liability Company, organized to invest in securities whose principal and executive offices are located at 19 Veteri Place, Wayne, New Jersey 07470. Seidman is the Manager of SAL and has sole investment discretion and voting authority with respect to such securities.

         ii. SAL II is a New Jersey Limited Liability Company, organized to invest in securities whose principal and executive offices are located at 19 Veteri Place, Wayne, New Jersey 07470. Seidman is the Manager of SAL II and has sole investment, discretion and voting authority with respect to such securities.

         iii. SIP is a New Jersey Limited Partnership, organized to invest in securities, whose principal and executive offices are located at 19 Veteri Place, Wayne, New Jersey 07470. Veteri Place Corporation is the sole General Partner of SIP, and Seidman is the only officer and shareholder of SIP and has sole investment discretion and voting authority with respect to such securities.

         iv. Seidman is a private investor, with discretion over certain accounts and is the Manager of SAL and SAL
II, and the President of the Corporate General Partner of SIP. See Footnote No. 1 "INFORMATION CONCERNING PARTICIPANTS IN THE PROXY SOLICITATION" for information concerning regulatory action.

         v. TBCI is a New York Corporation and Whitman is the President of TBCI. DiPaolo is the Executive Vice President of TBCI. The principal business of TBCI is to act as a broker-dealer and investment advisor. Whitman and DiPaolo share investment discretion, dispositive power, and voting authority with respect to TBCI.

         vi. Partners is a Delaware Limited Partnership. Whitman, DiPaolo, and TBCI, d/b/a Benchmark Capital Advisors, are the sole
General Partners of Partners. Whitman and DiPaolo share investment discretion, dispositive power, and voting authority with respect to Partners.

         The limited partners of SIP are: James J. Gallagher, Ph.D; Kaplus Hanover Associates (Robert Kaplus, General Partner); The Ketron Family Trust DTD 10/20/89 (Russ Ketron, TTEE); Louis M. Rogow, M.D. & Enid Z. Rogow and SAL. The General Partner of SIP is Veteri Place Corporation, a New Jersey Corporation (Seidman is the sole officer and shareholder). Seidman, through Veteri Place Corporation, is entitled to twenty percent (20%) of the profits earned by SIP.

         The members of SAL are Seidman; Sonia Seidman; Seidcal Associates, L.L.C. (Brant Cali, Managing Member). Seidman, as Manager, is entitled to five percent (5%) of the profits of SAL II.

         Seidman's clients are Jeffrey Greenberg (owns 1,000 shares) and Steven Greenberg (owns 4,500 shares). [Seidman has letter agreements with Jeffrey and Steven Greenberg and Richard Baer (owns 850 shares, of which 350 are owned in his wife's retirement account, over which Mr. Baer exercises discretion) and Brent Wolmer (owns 1,250 shares). [Seidman has oral agreements with Richard Baer and Brent Wolmer. Under these oral agreements which are at-will agreements, these owners have agreed to sell and vote their shares as directed by Seidman.]

         Sonia Seidman (owns 15,000 shares) is the wife of Seidman. Seidman's two (2) adult daughters each own 6,875 shares. They have each orally agreed to vote and sell the shares as directed by Seidman.

         None of the Partners of SIP or members of SAL, or members of SAL II own any shares of the Company except as disclosed herein.

         The members of the Committee agreed to act in concert. Whitman and DiPaolo disclaim any beneficial interest in any shares of Common Stock owned by SAL, SAL II, SIP, Seidman, or Seidman's clients. Seidman disclaims any beneficial interest in any shares of Common Stock owned by TBCI, Partners, DiPaolo or Whitman. The members of the Committee reserve the right to terminate their agreement to act in concert.

         During the last five (5) years, none of SAL, SAL II, SIP. TBCI, SBI, Partners, Whitman, DiPaolo, and Seidman to the best of their knowledge, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         Mr. Seidman is the manager of SAL, SAL II, and is the President of the Corporate General Partner of SIP; and, in that capacity, Mr. Seidman has the authority to cause those entities to acquire, hold, trade, and vote these securities. SAL. SAL II, and SIP were all created to acquire, hold, and sell publicly-traded securities. None of these entities was formed to solely acquire, hold, and sell the Issuer's securities. Each of these entities owns securities issued by one or more companies other than Issuer. The members and limited partners in SIP, SAL, and SAL II are all passive investors, who do not - and cannot - directly or indirectly participate in the management of these entities, including without limitation proxy contests. Seidman's compensation is, in part, dependent upon the profitability of the operations of these entities, but no provision is made to compensate Seidman solely based upon the profits resulting from transactions from the Issuer's securities.

         The voting power over the Issuer's securities is not subject to any contingencies beyond standard provisions for entities of this nature (i.e., limited partnerships and limited liability companies) which govern the replacement of a manager or a general partner.

         Each of the individuals listed on Exhibit A attached hereto is a citizen of the United States. Additional Information concerning the Committee and their holders of Common Stock is set forth in appendices A and B hereto.

                             SOLICITATION; EXPENSES

         Proxies may be solicited by the Committee by mail, advertisement, telephone, facsimile, telegraph, and personal solicitation. Whitman, DiPaolo, and Seidman will be principally responsible to solicit proxies for the Committee and certain of their employees will perform secretarial work in connection with the solicitation of proxies, for which no additional compensation will be paid. Banks, brokerage houses, and other custodians, nominees, and fiduciaries will be requested to forward the Committee's solicitation material to their customers for whom they hold shares and the Committee will reimburse them for their reasonable out-of-pocket expenses.

         The Committee has retained Beacon Hill Partners, Inc. to assist in the solicitation of proxies and for related services. The Committee will pay Beacon Hill Partners, Inc. a fee of up to $5,000 and has agreed to reimburse it for its reasonable out-of-pocket expenses. In addition, the Committee has also agreed to indemnify Beacon Hill Partners,Inc. against certain liabilities and expenses, including liabilities and expenses under the federal securities laws. Approximately six (6) persons will be used by Beacon Hill Partners, Inc. in its solicitation efforts.

         The entire expense of preparing, assembling, printing, and mailing this Proxy Statement and related materials and the cost of soliciting proxies will be borne by Seidman, SAL, SAL II, TBCI, and Partners.

         Although no precise estimate can be made at the present time, the Committee currently estimates that the total expenditures relating to the Proxy Solicitation incurred by the Committee will be approximately $25,000 of which $7,500 has been incurred to date. The Committee intends to seek reimbursement from the Company for those expenses incurred by the Committee, if the Incentive Plan is not approved by the Stockholders, but does not intend to submit the question of such reimbursement to a vote of the Stockholders.

         For the proxy solicited hereby to be voted, the enclosed GOLD proxy card must be signed, dated, and returned to the Committee, c/o Beacon Hill Partners, Inc., in the enclosed envelope in time to be voted at the Special Meeting. If you wish to vote for the Committee position, you must submit the enclosed GOLD proxy card and must NOT submit the Company's proxy card. If you have already returned the Company's proxy card, you have the right to revoke it as to all matters covered thereby and may do so by subsequently signing, dating, and mailing the enclosed GOLD proxy card. ONLY YOUR LATEST DATED PROXY WILL COUNT AT THE SPECIAL MEETING. Execution of a GOLD proxy card will not affect your right to attend the Special Meeting and to vote in person. Any proxy may be revoked as to all matters covered thereby at any time prior to the time a vote is taken by (i) filing with the Secretary of the Company a later dated written revocation; (ii) submitting a duly executed proxy bearing a later date to the Committee; or (iii) attending and voting at the Special Meeting in person.
Attendance at the Special Meeting will not in and of itself constitute a revocation.

         The Incentive Plan may not be presently implemented unless a majority of the outstanding Common Stock votes at the Special Meeting are in favor of the Incentive Plan.

         Shares of Common Stock represented by a valid, unrevoked GOLD proxy card will be voted as specified. You may vote for the Committee's position or withhold authority to vote for the Committee position by marking the proper box on the GOLD proxy card. If no specification is made, such shares will be voted against the Incentive Plan.

         Except as set forth in this Proxy Statement, the Committee is not aware of any other matter to be considered at the Special Meeting. The persons named as proxies on the enclosed GOLD proxy card will, however, have discretionary voting authority regarding any other business that may properly come before the Special Meeting.

         If your shares are held in the name of a brokerage firm, bank, or nominee, only they can vote such shares and only upon receipt of your specific instructions. Accordingly, please return the proxy in the envelope provided to you or contact the person responsible for your account and instruct that person to execute on your behalf the GOLD proxy card.

         Only holders of record of Common Stock on the Special Meeting Record Date will be entitled to vote at the Special Meeting. If you are a stockholder of record on the Special Meeting Record Date, you will retain the voting rights in connection with the Special Meeting even if you sell such shares after the Special Meeting Record Date. Accordingly, it is important that you vote the shares of Common Stock held by you on the Special Meeting Record Date, or grant a proxy to vote such shares on the GOLD proxy card, even if you sell such shares after such date.

         The Committee believes that it is in your best interest to defeat the Incentive Plan and support the Committee's position at the Special Meeting. THE COMMITTEE STRONGLY RECOMMENDS A VOTE AGAINST THE INCENTIVE PLAN.

         THE WAYNE BANCORP, INC. COMMITTEE TO PRESERVE SHAREHOLDER VALUE.

January 8, 1997



                              I M P O R T A N T !!!

     If your shares are held in "Street Name" only your bank or broker can vote your shares and only upon receipt of your specific instructions. Please return the proxy provided to you or contact the person responsible for your account and instruct them NOT to vote at this time.

     If you have any questions, or need further assistance, please call Lawrence Seidman at 201-560-1400, Extension 108, or Richard Whitman collect at 212-421-4080, or 800-628-0048, or our proxy solicitor: Beacon Hill Partners, Inc., 90 Broad Street, New York, New York 10004, at 800-755-5001.

                                   APPENDIX A

                      THE COMMITTEE TO MAXIMIZE SHAREHOLDER
                             VALUE AND ITS NOMINEES


         Name              Business Address      # of shares of
                                                  common stock
                                               beneficially owned     % of Class

Seidman and Associates        100 Misty Lane            23,600            1.05
L.L.C. (SAL)                  Parsippany, NJ 07054

Seidman and Associates II,    100 Misty Lane            55,700            2.49
L.L.C. (SAL II)               Parsippany, NJ 07054

Seidman Investment            19 Veteri Place           15,500              *
Partnership, L.P. (SIP)       Wayne, NJ 07470

Lawrence B. Seidman,          100 Misty Lane           136,650            6.12
Individually (1)              Parsippany, NJ 07054

The Benchmark Company,        750 Lexington Avenue      27,600            1.23
Inc. (2)                      New York, NY 10022

Benchmark Partners,
L.P.(3)                       750 Lexington Avenue      30,000            1.34
                              New York, NY 10022

Richard Whitman,              750 Lexington Avenue       2,000              *
Individually(3)               New York, NY 10022

Lorraine DiPaolo,             750 Lexington Avenue       4,750              *
Individually(3)               New York, NY 10022


--------------------------------------
(1) Seidman owns 5,500 shares of common stock directly, but may be deemed to have sole voting power and dispositive power as to 136,650 shares beneficially owned by SIP, SAL, SAL II, and several clients. On November 8, 1995, the acting director of the Office of Thrift Supervision (OTS) issued a Cease and Desist Order against Seidman ("C & D") after finding that Seidman recklessly engaged in unsafe and unsound practices in the business of an insured institution. The C & D actions complained of were Seidman's allegedly obstructing an OTS investigation. The C & D ordered him to cease and desist from (i) any attempts to hinder the OTS in the discharge of its regulatory responsibilities, including the conduct of any OTS examination or investigation; and (ii) any attempts to induce any person to withhold material information from the OTS related to the performance of its regulatory responsibilities. The Order also provides that for a period of no less than three (3) years if Seidman becomes an institution-affiliated party of any insured depository institution subject to the jurisdiction of the OTS, to the extent that his responsibilities include the preparation or review of any reports, documents, or other information that would be submitted or reviewed by the OTS in the discharge of its regulatory functions, all such reports, documents, and other information shall, prior to submission to, or review by the OTS, be independently reviewed by the Board of Directors or a duly appointed committee of the Board to ensure that all material information and facts have been fully and adequately disclosed. In addition, a civil money penalty in the amount of $20,812 was assessed.

(2) Whitman and DiPaolo, respectively, own 2,000 and 4,750 shares of Common Stock directly, but may be deemed to have shared voting power and dispositive power as to 57,600 shares beneficially owned by TBCI and Partner.

(3)      Less than 1%.

                                   APPENDIX B
                           PURCHASE AND SALES SCHEDULE

-------------------------------------------------------------------------------
                                          SHARE      TOTAL COSTS/
                            DATE          PRICE        PROCEED        SHARES
-------------------------------------------------------------------------------
LAWRENCE B. SEIDMAN
DISCRETIONARY ACCOUNTS
                            62796         10.00        150,000.00     15,000
                            62796         10.00         68,750.00      6,875
                            62796         10.00         68,750.00      6,875
                            71696        10.875          5,438.00        500
                            72496         11.50         23,325.76       2000
                            82996         13.41         73,730.00       5500
                            82996         13.53         10,150.82        700
                            91096         13.75          9,625.00        700
                            91196         13.75         48,497.13       3500
                           102196         14.75          3,000.00        200

-----------------------------------------------------------------------------
SUB-TOTAL                                              461,266.71     41,850

BENCHMARK PARTNERS
                            62796         11.13         83,438.00      7,500
                            62896         11.25        112,500.00     10,000
                             7396         11.63         58,125.00      5,000
                            72396         11.63         58,125.00      5,000
                            72496         11.50         28,750.00      2,500

-----------------------------------------------------------------------------
SUB-TOTAL                                              340,938.00     30,000

THE BENCHMARK COMPANY
                             8296        11.937         23,875.00      2,000
                            82396        12.875         64,375.00      5,000
                            82996         13.43         13,427.00      1,000
                            83096         13.55         60,982.00      4,500
                             9396         13.50         19,575.00      1,450
                            91096         13.75            687.50         50
                            91196         13.75         60,500.00      4,400
                            92696         13.81         23,482.10      1,700
                           101096         14.00         21,237.11      1,500
                           101796         14.50         14,655.20      1,000
                          1213796         14.35         71,875.00      5,000
-----------------------------------------------------------------------------
SUB-TOTAL                                              374,670.91     27,600

RICHARD WHITMAN
DISCRETIONARY ACCOUNT

                             7296         11.65         11,650.00      1,000
                             7596         10.00         10,000.00      1,000
-----------------------------------------------------------------------------
SUB-TOTAL                                               21,650.00      2,000

LORRAINE DI PAOLO
DISCRETIONARY ACCOUNT
                             7296         11.64         17,462.00      1,500
                            82996         13.38         36,806.00      2,750
                            83096         13.42          6,712.00        500
-----------------------------------------------------------------------------
SUB-TOTAL                                               60,980.00      4,750

SEIDMAN & ASSOC
                            62896         11.25        112,500.00     10,000
                             7196        11.375         56,875.00      5,000
                            72696        11.563         18,500.00      1,600
                             8896        12.438         24,875.00      2,000
                            82996         13.41         67,027.00      5,000

-----------------------------------------------------------------------------
SUB-TOTAL                                              279,777.00     23,600

SEIDMAN & ASSOC, II, LLC
                            62796        11.125         55,625.00      5,000
                            62896         11.25         56,452.50      5,000
                            71096       11.0959         47,886.87      4,300
                            72396         11.63         58,327.50      5,000
                            72496         11.50         17,312.50      1,500
                             8196        11.937         35,845.00      3,000
                             8296        11.937         23,907.50      2,000
                            81296        12.563         94,521.25      7,500
                            81396         12.50         31,352.50      2,500
                            83096         13.41         67,027.50      5,000
                            91196         13.75         97,911.50      7,100
                            92696        13.813         24,937.00      1,800
                           101096        14.000         21,062.50      1,500
                            11696        14.375         43,247.50      3,000
                            11796        13.750         20,687.50      1,500
-----------------------------------------------------------------------------
SUB-TOTAL                                              696,104.12     55,700

SEIDMAN INV. PART, LP
                            62896         11.25         56,452.50      5,000
                             7296        11.625         29,165.00      2,500
                            72496         11.50         17,312.50      1,500
                            82396        12.875         64,407.50      5,000
                           101796          14.5         21,812.50      1,500
-----------------------------------------------------------------------------
SUB-TOTAL                                              189,150.00     15,500


                                  TOTAL              2,424,536.74    201,000

                                    P R O X Y

THIS PROXY IS SOLICITED IN OPPOSITION TO THE BOARD OF DIRECTORS OF WAYNE BANCORP, INC. BY THE WAYNE BANCORP,INC. COMMITTEE TO PRESERVE SHAREHOLDER VALUE.

                         SPECIAL MEETING OF SHAREHOLDERS

                  The undersigned hereby appoints Richard Whitman with full power of substitution, as Proxy for the undersigned, to vote all shares of common stock, par value $1.00 per share of Wayne Bancorp, Inc. (the "Company"), which the undersigned is entitled to vote at the Special Meeting of Stockholders to be held on January 30, 1996, at 2:00 p.m. (local time) or any adjournment(s) or postponement(s) thereof (the "Meeting"), as follows:

                  1. The approval of the Wayne Bancorp, Inc. 1996 Stock-Based Incentive Plan:

                         For ---     Against ---     Abstain ---

             THE COMMITTEE RECOMMENDS YOU VOTE AGAINST THE PROPOSAL.

                  Shares will be voted as directed. If no direction is made, this Proxy will be voted against the proposal of the Wayne Bancorp,
 Inc. 1996 Stock-Based Incentive Plan.

                  2. In his discretion, the proxy is authorized to vote upon such other business as may properly come before the meeting, or any adjournments or postponements thereof, as provided in the proxy statement provided herewith.

                  Shares will be voted as directed. If no direction is made, this Proxy will be voted against the proposal of the Wayne Bancorp, Inc. 1996 Stock-Based Incentive Plan.

              IMPORTANT: PLEASE SIGN AND DATE ON THE REVERSE SIDE.

     SHARES WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED AGAINST THE PROPOSAL OF THE WAYNE BANCORP, INC. 1996 STOCK BASED INCENTIVE PLAN. THE UNDERSIGNED HEREBY ACKNOWLEDGES RECEIPT OF THE PROXY
STATEMENT DATED JANUARY 8, 1997, OF THE WAYNE BANCORP, INC. COMMITTEE TO PRESERVE SHAREHOLDER VALUE. THE UNDERSIGNED HEREBY REVOKES ANY PROXY HERETOFORE EXECUTED BY THE UNDERSIGNED RELATING TO THE SUBJECT MATTER HEREOF AND CONFIRMS ALL THAT THE PROXY MAY LAWFULLY DO BY VIRTUE HEREOF.
                                            Dated:_____________________________

                                            -----------------------------------
                                                                     (Signature)
                                            -----------------------------------
                                                    (Signature, if jointly held)

                                            Title: ____________________________

Please sign exactly as your name appears hereon or on your proxy cards previously sent to you. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporation name by the President or other duly authorized officer. If a partnership, please sign in partnership name by authorized person.

PLEASE SIGN, DATE, AND MAIL THIS PROXY CARD TODAY.